Exhibit 99.1

Date: News Release: Ticker Symbols:	October 6, 2026 26-35 TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Further Results from Assays at Springer, Including a New Intercept of 0.3 m of 7.84% WO₃

TORONTO, Ontario – October 6, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce additional assay results from its ongoing 18,000 m relogging campaign, including the second highest grade drilling result to date at the Company’s Springer Tungsten Mine in Imlay, Nevada (“Springer”), assaying 7.84% WO₃ over 0.3 m.

Historical Core Re-Assay Program

The Company is continuing its thorough re-examination and re-assay campaign of previously drilled core located on the property. To date, approximately 77% of the 18,000 meters of historical core have been relogged. As part of the re-assay program: drillhole NM-30 returned a 0.3-metre sample grading 7.82% WO₃ from 183.5 m, representing the second-highest assay in drill core on the property and the highest-grade assay identified to date in the East Sutton Beds. It is hosted in a 1-foot-wide skarn lens in the Sutton 1 zone. The high-grade interval was not sampled historically when it was drilled in May of 1977 but was relogged by the current team and sent for assay in August 2026. This current intercept is not included in Skarn lens modelling and will be followed up by new drilling this year. The deeper portion of NM-30 (230.7 m to 345.3 m) is currently pending assay results as seen in the section below. The historical assay data shown on the lower part of NM-30 correlates to the recent results of neighboring NM-44 (refer to Blue Moon’s press release from September 22, 2026). Full tables of new assays can be found at the end of this press release.

Date: News Release: Ticker Symbols:	October 6, 2026 26-35 TSXV: MOON; NASDAQ: BMM

 Figure 1. Section and location Map of drillhole NM-30

In addition, re-assays from drillhole NM-45 confirmed a 9.44-metre interval grading 0.26% WO₃ at a downhole depth of 342.4 metres. The re-assay also identified a new mineralized interval further down-dip that was not historically sampled, returning 0.18% WO₃ over 3.8 metres at a depth of 372.1 metres. See tables below.

Sampling and QA/QC

The Springer Mine hosts historical drill core from multiple previous owners of the property, in core diameters of BQ, NQ, and HQ sizes. The current sampling program includes quartering of previously assayed material and a large volume of previously untested, but mineralized rock.

Samples are being analyzed by ALS Geochemistry using analytical packages that include XRF analysis for WO₃, a 48-element multi-element suite, and selective fire assay for gold. ALS Global is a premier accredited, independent testing, inspection, and certification body. ALS Minerals (Geochemistry) laboratories maintain global accreditations, primarily centered around the ISO/IEC 17025:2017 standard. Comprehensive QA/QC protocols have been implemented in accordance with CIM Best Practice Guidelines, with QA/QC samples representing approximately 12.5% of all assays, or a 1:8 ratio. These protocols support a robust dataset for future exploration targeting and resource evaluation.

Options Grant

The Company has granted a total of 150,000 incentive stock options under the Company’s share compensation plan to two consultants to the Company. The stock options have an exercise price of C$6.99 per stock option and are exercisable for a period of five years from the date of grant. The stock options vest over three years with a third vesting every year and are governed by the terms and conditions of the Company’s stock option plan.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Lazaros Dalampiras, MAusIMM, CP(Geo), Blue Moon’s Head of Mineral Resources, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 6 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States, the Apex germanium-gallium-copper project in the United States and the Turner gold-copper-zinc-silver project in the United States. All 6 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Date: News Release: Ticker Symbols:	October 6, 2026 26-35 TSXV: MOON; NASDAQ: BMM

For further information:

Blue Moon Metals Inc.
Christian Kargl-Simard
CEO and Director
Phone: (416) 230-3440
Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize, and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Drill Results Tables

Significant Intervals – Sutton 1
HOLE ID	From (m)	To (m)	True Width (m)	Length (m)	WO3%	Mo %
NM-30	183.5	183.8	New vein - Limited information	0.3	7.82	0.01
NM-32	27.9	29.65	Limited vein information	1.75	0.08	0.02
	132.3	133.4		1.1	0.13	0.09
	154.1	154.65		0.55	0.19	0.05
	212.05	213.4		1.35	0.06	0.00
	235.9	236.5		0.6	0.14	0.00
NM-45	193.5	193.9	Limited vein information	0.4	0.16	0.00
	201.7	202		0.3	0.16	0.05
	247	248.95		1.95	0.17	0.00
	312.85	313.3		0.45	0.27	0.00
	342.4	353.9	9.44	12.15	0.26	0.02
Incl.	346.5	348.75	1.74	2.25	1.08	0.02
	372.1	375.9	New vein - Limited information	3.8	0.18	0.02
Incl.	375.55	375.9		0.35	0.98	0.01

Notes:
1. Cut-off grade used is 0.03% WO3.

Table 1: Significant Intervals – Surface Historical Holes at Sutton 1

Significant Intervals – Sutton 2
HOLE ID	From (m)	To (m)	True Width (m)	Length (m)	WO3%	Mo %
SU-42	6.59	10	Limited vein information	3.41	0.07	0.00
	18.15	18.38		0.23	0.43	0.00
	38.08	38.62		0.54	0.23	0.00
SU-46	12.8	14.14	1.34	1.34	0.06	0.01
Notes:
1. Cut-off grade used is 0.03% WO3.

Table 2: Significant Intervals – Surface Historical Holes at Sutton 2